April 16, 2026

Amit Etkin
Chief Executive Officer
Alto Neuroscience, Inc.
650 Castro St, Suite 450
Mountain View, CA 94041

       Re: Alto Neuroscience, Inc.
           Registration Statement on Form S-3
           Filed April 10, 2026
           File No. 333-294974
Dear Amit Etkin:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lauren Hamill at 303-844-1008 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Courtney Tygesson